UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Enphase Energy, Inc.
(Name of Issuer)

Common Stock, $0.00001 Par Value
(Title of Class of Securities)

29355A107

(CUSIP Number)

Joshua L. Targoff

Third Point LLC

390 Park Avenue

New York NY 10022
(212) 224-7400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copies to:

Arnold S. Jacobs, Esq.

Proskauer Rose LLP

11 Times Square

New York NY 10036

(212) 969-3000

August 19, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29355A107

1.	Name of Reporting Persons Third Point LLC I.R.S. Identification Nos. of above persons (entities only )
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 6,328,340
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 6,328,340
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,328,340
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 14.7%
14.	Type of Reporting Person (see instructions) IA

CUSIP No. 29355A107

1.	Name of Reporting Persons Daniel S. Loeb I.R.S. Identification Nos. of above persons (entities only )
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 427,710
	8.	Shared Voting Power 6,328,340
	9.	Sole Dispositive Power 427,710
	10.	Shared Dispositive Power 6,328,340
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,756,050
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 15.7%
14.	Type of Reporting Person (see instructions) IN

CUSIP No. 29355A107

1.	Name of Reporting Persons Third Point Offshore Master Fund L.P. I.R.S. Identification Nos. of above persons (entities only )
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,551,966
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,551,966
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,551,966
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.3%
14.	Type of Reporting Person (see instructions) PN

CUSIP No. 29355A107

1.	Name of Reporting Persons Third Point Partners L.P. I.R.S. Identification Nos. of above persons (entities only )
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 436,301
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 436,301
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 436,301
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.0%
14.	Type of Reporting Person (see instructions) PN

CUSIP No. 29355A107

1.	Name of Reporting Persons Third Point Partners Qualified L.P. I.R.S. Identification Nos. of above persons (entities only )
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 801,897
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 801,897
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 801,897
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.9%
14.	Type of Reporting Person (see instructions) PN

CUSIP No. 29355A107

1.	Name of Reporting Persons Third Point Ultra Master Fund L.P. I.R.S. Identification Nos. of above persons (entities only )
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 737,851
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 737,851
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 737,851
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.7%
14.	Type of Reporting Person (see instructions) PN

CUSIP No. 29355A107

1.	Name of Reporting Persons Robert S. Schwartz I.R.S. Identification Nos. of above persons (entities only )
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 43,747
	8.	Shared Voting Power
	9.	Sole Dispositive Power 43,747
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,747
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.1%
14.	Type of Reporting Person (see instructions) IN

Item 1. Security and Issuer

This amendment no. 1. to the statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on April 9, 2012 (the “Original 13D,” and together, the “Schedule 13D”) filed by the Reporting Persons, relating to the common stock, $0.00001 par value (the “Common Stock”) of Enphase Energy, Inc., a Delaware corporation (the “Issuer”). The address of the executive offices of the Issuer is 201 1st Street, Suite 100, Petaluma, California 94952.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended to reflect the following:

On August 14, 2014, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Needham & Company, LLC as representative of the several underwriters named therein (collectively, the “Underwriters”), and certain stockholders of the Issuer named therein (the “Selling Stockholders”) in connection with a registered underwritten public offering of the Issuer’s Common Stock. On August 19, 2014, the Underwriters purchased from the Selling Stockholders, an aggregate of 3,216,540 shares of Common Stock, at a price of $10.269 per share. Out of the aggregate of 3,216,540 shares, the Reporting Persons sold to the Underwriters, and the Underwriters purchased from the Reporting Persons, an aggregate of 1,289,651 shares of Common Stock, at a price of $10.269 per share. The price represents the public offering price of $10.50 per share, net underwriting discounts of $0.4731 per share.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b), (c), (d) and (e) of the Schedule 13D are amended to reflect the following:

(a) As of the date of this Amendment No.1, the Reporting Persons beneficially own an aggregate of 6,756,050 Shares (representing approximately 15.7% of the Issuer’s outstanding Common Stock), of which 427,710 Shares are owned directly by Mr. Loeb (including for this purpose, 4,026 shares of Common Stock issuable upon the exercise of warrants), 43,747 Shares are owned directly by Mr. Schwartz (including for this purpose, 284 shares of Common Stock issuable upon the exercise of warrants), and 6,328,340 Shares are owned by the Third Point Funds (including for this purpose, 79,353 shares of Common Stock issuable upon the exercise of warrants). The Shares owned by the Third Point Funds may be deemed to be beneficially owned by the Management Company and Mr. Loeb.

If the Reporting Persons were deemed to be a “group” as defined under Section 13(d) of the Securities Exchange Act of 1934, as amended, such group would be deemed to beneficially own approximately 15.8% of the Common Stock as of the date hereof.

(b) The Management Company as investment manager to the Funds, and Mr. Loeb, as Chief Executive Officer of the Management Company, share with each Fund investment power and voting power with respect to the Shares reported by such Fund. Mr. Loeb and Mr. Schwartz also hold Shares over which they each have sole investment power and sole voting power.

(c) Under the terms of the Underwriting Agreement, Mr. Loeb, Mr. Schwartz, and the Third Point Funds, sold 81,360 shares, 8,291 shares, and 1,200,000 shares of Common Stock, respectively, to the Underwriter, for $10.269 per share on August 19, 2014.

The Reporting Persons have not engaged in any other transactions in the Issuer’s securities in the last sixty days (directly or through accounts over which the Reporting Persons may exercise voting and/or investment discretion).

(d) Other than the Third Point Funds that directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding thereto the information contained in Item 4 and Item 5 of this Amendment No. 1.

The Underwriting Agreement described in Item 4 is hereby incorporated by reference under this Item 6.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

Item 7. Material to be Filed as Exhibits

1. Underwriting Agreement, by and among the Issuer, the Selling Stockholders and Needham & Company, LLC as representative of the several Underwriters, dated August 14, 2014 (incorporated by reference to Exhibit 1.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 14, 2014).

2. Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song, Joshua L. Targoff, and Bruce Wilson, dated February 9, 2011, was previously filed with the SEC on February 11, 2011 as an exhibit to Amendment No. 99.2 to Schedule 13G filed by Third Point LLC and Daniel S. Loeb with respect to Citadel Broadcasting Corporation and is incorporated herein by reference.

3. Power of Attorney granted by Robert S. Schwartz in favor of James P. Gallagher, William Song and Joshua L. Targoff dated August 21, 2014.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Date: August 21, 2014

THIRD POINT LLC By: Daniel S. Loeb, Chief Executive Officer /s/ William Song Name: William Song Title: Attorney-in-Fact	THIRD POINT ULTRA Master Fund L.P. By: Daniel S. Loeb, authorized person of the General Partner /s/ William Song Name: William Song Title: Attorney-in-Fact
THIRD POINT partners QUALIFIED lp By: Daniel S. Loeb, authorized person of the General Partner /s/ William Song Name: William Song Title: Attorney-in-Fact	DANIEL S. LOEB /s/ William Song Name: William Song Title: Attorney-in-Fact
THIRD POINT Offshore Master Fund, L.P. By: Daniel S. Loeb, authorized person of the General Partner /s/ William Song Name: William Song Title: Attorney-in-Fact	ROBERT S. SCHWARTZ /s/ William Song Name: William Song Title: Attorney-in-Fact
THIRD POINT partners lp By: Daniel S. Loeb, authorized person of the General Partner /s/ William Song Name: William Song Title: Attorney-in-Fact